_____________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑ Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

_______________________________________________________

U.S. BANK  NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Karen R. Beard

U.S. Bank National Association

One Federal Street

Boston, MA 02110

(617) 603-6413

(Name, address and telephone number of agent for service)

HMB Acceptance Corp.

(Issuer with respect to the Securities)

Delaware	Applied For

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2002 Summit Blvd., Suite 100 Altanta, Georgia	19890-0001
(Address of Principal Executive Offices)	(Zip Code)

HomeBanc Mortgage Trust 2005-4, Mortgage-Backed Notes

(Title of the Indenture Securities)

____________________________________

FORM T-1

Item 1.      GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)      Name and address of each examining or supervising authority to which it is subject.

                                    Comptroller of the Currency

                                    Washington, D.C.

                  b)   Whether it is authorized to exercise corporate trust powers.

                        Yes

Item 2.     AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

                        None

Items 3-15       Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.     LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

                  1.   A copy of the Articles of Association of the Trustee.*

                  2.   A copy of the certificate of authority of the Trustee to commence business.*

                  3.   A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

                  4.   A copy of the existing bylaws of the Trustee.*

                  5.   A copy of each Indenture referred to in Item 4.  Not applicable.

                  6.   The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

                  7.   Report of Condition of the Trustee as of December 31, 2004, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

            * Incorporated by reference to Registration Number 333-67188.

NOTE

            The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors.  While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

            Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 16th of March, 2005.

                                                            U.S. BANK NATIONAL ASSOCIATION

                                                            By: /s/ Karen R. Beard

                                                                    Karen R. Beard

                                                                    Vice President

By: /s/ David Duclos

        David Duclos

        Vice President

Exhibit 6

CONSENT

            In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  August 8, 2005

                                                            U.S. BANK NATIONAL ASSOCIATION

                                                            By: /s/ Karen R. Beard

                                                                    Karen R. Beard

                                                                    Vice President

By: /s/ David Duclos

        David Duclos

        Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 12/31/2004

($000’s)

                                                                                                   12/31/2004

Assets

      Cash and Due From Depository Institutions                     $6,340,324

      Federal Reserve Stock                                                                      0

      Securities                                                                           41,160,517

      Federal Funds                                                                      2,272,496

      Loans & Lease Financing Receivables                           122,755,374

      Fixed Assets                                                                        1,791,705

      Intangible Assets                                                               10,104,022

      Other Assets                                                                        9,557,200

            Total Assets                                                             $194,436,638

Liabilities

      Deposits                                                                        $128,301,617

      Fed Funds                                                                            8,226,759

      Treasury Demand Notes                                                                   0

      Trading Liabilities                                                                  156,654

      Other Borrowed Money                                                    25,478,470

      Acceptances                                                                             94,553

      Subordinated Notes and Debentures                                   6,386,971

      Other Liabilities                                                                  5,910,141

      Total Liabilities                                                             $174,555,165

Equity

      Minority Interest in Subsidiaries                                       $1,016,160

      Common and Preferred Stock                                                  18,200

      Surplus                                                                              11,792,288

      Undivided Profits                                                                7,054,825

            Total Equity Capital                                                  $19,881,473

Total Liabilities and Equity Capital                                    $194,436,638

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By: /s/ Karen R. Beard

      Vice President

Date:  August 8, 2005